 EXHIBIT 99.15

CONSENT OF PETER LATTA

The undersigned hereby consents to (i) the references to the undersigned's involvement in the review and approval of certain information of a scientific or technical nature relating to the Avino Mine, and to (ii) the references to the undersigned's name in the Company’s annual report on Form 40-F for the fiscal year ended December 31, 2025, and in the Company’s Registration Statement on Form F-10 (SEC File No.: 333-293435).

Dated: March 27, 2026	By:	/s/ Peter Latta, P. Eng., MBA
Peter Latta, P. Eng., MBA